UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Mobile Infrastructure Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

60739N101

(CUSIP Number)

Brendan Wallace

6060 Center Drive

10th Floor

Los Angeles, California 90045

(310)-853-8878

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60739N101	Page 2 of 8

1.	Names of Reporting Persons. Fifth Wall Acquisition Sponsor III LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,807,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,807,000(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,807,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	2,807,000 shares of Common Stock, par value $0.0001 per share (“Common Stock”).
(2)

Based on 14,978,325 shares of Common Stock of the Issuer outstanding as of August 28, 2023, based on the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 31, 2023 (the “MIC Filing”).

CUSIP No. 60739N101	Page 3 of 8

1.	Names of Reporting Persons. Brendan Wallace
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,807,000(1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,807,000(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,807,000(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	2,807,000 shares of Common Stock.
(2)

The Sponsor is the record holder of such shares. Andriy Mykhaylovskyy and Brendan Wallace are the managers of the Sponsor and therefore, may be deemed to have beneficial ownership of the securities held directly by the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(3)	Based on 14,978,325 shares of Common Stock outstanding as of August 28, 2023, as reported in the MIC Filing.

CUSIP No. 60739N101	Page 4 of 8

1.	Names of Reporting Persons. Andriy Mykhaylovskyy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,807,000(1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,807,000(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,807,000(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	2,807,000 shares of Common Stock.
(2)

The Sponsor is the record holder of such shares. Andriy Mykhaylovskyy and Brendan Wallace are the managers of the Sponsor and therefore, may be deemed to have beneficial ownership of the securities held directly by the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(3)	Based on 14,978,325 shares of Common Stock outstanding as of August 28, 2023, as reported in the MIC Filing.

Item 4. Purpose of the Transaction

The last two paragraphs of Item 4 is hereby amended and restated as follows (which shall be in addition to the information previously included in the Schedule 13D):

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management and/or other shareholders of the Issuer from time to time with respect to potential operational, strategic, financial or governance matters, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

Each of the Reporting Persons may adopt in the future, trading plans in accordance with Rule 10b5-1 under the Exchange Act, in order to sell Common Stock. Otherwise, the Reporting Persons have no plans or proposals that relate to or would result in any of the changes or transactions enumerated in subsections (a) - (j) of Item 4 of the General Instructions for Complying with Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

The Reporting Persons may be deemed to beneficially own the number of shares of Common Stock set forth in the table below, representing the approximate percentage of the outstanding shares of Common Stock as calculated pursuant Rule 13d-3 (based on 14,978,325 shares of Common Stock as of August 28, 2023, as reported in the MIC Filing). Each Reporting Person has shared voting and dispositive power with respect to the shares of Common Stock beneficially owned thereby. No Reporting Person has sole voting or investment power with respect to any of the shares of Common Stock beneficially owned thereby.

Reporting Persons	Amount Beneficially Owned	Percentage of Class Beneficially Owned
Fifth Wall Acquisition Sponsor III LLC	2,807,000	18.7%
Brendan Wallace	2,807,000	18.7%
Andriy Mykhaylovskyy	2,807,000	18.7%

(c)

Prior to the consummation of Issuer’s business combination on August 25, 2023, the Sponsor held Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), of the Issuer, which were automatically convertible into shares of the Class A ordinary shares, par value $0.0001 (“Class A Shares”), of the Issuer at the time of the Issuer’s initial business combination or earlier at the option of the holders thereof, in either case on a one-for-one basis, subject to certain adjustments, and had no expiration date.

On August 25, 2023, pursuant to that certain Sponsor Letter Agreement, dated August 25, 2023, Sponsor forfeited 100,000 Class B Shares for no consideration.

On August 25, 2023, the Issuer consummated its initial business combination, whereby, among other things, the Class B Shares converted into Class A Shares, which were then redesignated as Common Stock.

Pursuant to that certain Second Amended and Restated Sponsor Agreement, dated June 15, 2023, by and among Issuer, Sponsor, and certain other parties thereto, on August 25, 2023, in connection with the consummation of Issuer’s initial business combination, Sponsor forfeited 4,755,000 shares of Common Stock for no consideration.

Other than the foregoing, none of the Reporting Persons has engaged in any transaction in shares of Common Stock in the 60 days prior to the filing of this Amendment No. 1.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 4 and 5 of the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on June 2, 2021 is hereby incorporated by reference into this Item 6, as applicable.

Second Amended and Restated Sponsor Agreement. On June 15, 2023, Issuer entered into the Second Amended and Restated Sponsor Agreement (the “Second Amended Sponsor Agreement”) with the Sponsor, Mobile Infrastructure Corporation and holders of Class B Shares of the Issuer, whereby the Sponsor agreed to certain obligations with respect to its Class B Shares (to be converted into Common Stock in connection with the initial business combination), as follows: (a) 1,000,000 shares of Common Stock will vest at such time as the aggregate volume-weighted average price per share of Common Stock for any 5-consecutive trading day period after the closing of the initial business combination equals or exceeds $13.00 per share (provided that such shares of Common Stock will be cancelled if such Common Stock has not vested prior to December 31, 2026), (b) 1,000,000 shares of Common Stock will vest at such time as the aggregate volume-weighted average price per share of Common Stock for any 5-consecutive trading day period after the closing of the initial business combination equals or exceeds $16.00 per share (provided that such shares of Common Stock will be cancelled if the such Common Stock has not vested prior to December 31, 2028), and (c) the Sponsor will deliver to Issuer for cancellation and for no consideration 4,775,000 shares of Common Stock in connection with the closing of the initial business combination. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Second Amended and Restated Sponsor Agreement, a copy of which is incorporated herein by reference as Exhibit 7.5 to the Schedule 13D.

Registration Rights Agreement. Issuer, the Sponsor and certain other holders of securities of Issuer, are parties to that Registration Rights Agreement, dated August 25, 2023 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, Issuer agreed to, among other things, register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, shares of Common Stock that are held by the Sponsor from time to time. Subject to certain customary exceptions, the parties also have piggyback registration rights. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is incorporated herein by reference as Exhibit 7.6 to the Schedule 13D.

Sponsor Letter Agreement. On August 25, 2023, Sponsor entered into a letter agreement with Issuer and Mobile Infrastructure Corporation, whereby, Sponsor agreed to forfeit 100,000 Class B Shares, of which 50% comprise First Earnout Shares (as defined in the Second Amended Sponsor Agreement) and 50% comprise Second Earnout Shares (as defined in the Second Amended Sponsor Agreement). The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Sponsor Letter Agreement, a copy of which is incorporated herein by reference as Exhibit 7.7 to the Schedule 13D.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add an Exhibits 7.5 and 7.6 as follows:

Exhibit No.	Description

7.5	Second Amended and Restated Sponsor Agreement, dated June 15, 2023, by and among Fifth Wall Acquisition Corp. III, Fifth Wall Acquisition Sponsor III LLC, Mobile Infrastructure Corporation and certain holders of Fifth Wall Acquisition Corp. III’s Class B ordinary shares (incorporated by reference to Exhibit 10.1 of Fifth Wall Acquisition Corp. III’s Current Report on Form 8-K, filed with the SEC on June 16, 2023).

7.6	Registration Rights Agreement, dated as of August 25, 2023, by and among Fifth Wall Acquisition Sponsor III LLC, Mobile Infrastructure Corporation and certain holders of securities of Mobile Infrastructure Corporation (incorporated by reference to Exhibit 10.42 of Mobile Infrastructure Corporation’s Current Report on Form 8-K, filed with the SEC on August 31, 2023).

7.7	Sponsor Letter Agreement, dated as of August 25, 2023, by and among Fifth Wall Acquisition Sponsor III LLC, Mobile Infrastructure Corporation and Fifth Wall Acquisition Corp. III. (incorporated by reference to Exhibit 10.46 of Mobile Infrastructure Corporation’s Current Report on Form 8-K, filed with the SEC on August 31, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete, and correct.

Dated: September 1, 2023

FIFTH WALL ACQUISITION SPONSOR III LLC

By:	Andriy Mykhaylovskyy

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Manager

BRENDAN WALLACE

By:	/s/ Brendan Wallace
Name:	Brendan Wallace

ANDRIY MYKHAYLOVSKYY

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy